                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB number:       3235-0145
                                                   Expires:   October 31, 1997
                                                   Estimated average burden
                                                   hours per response... 14.90
                                                   ---------------------------




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                     Plasma & Materials Technologies, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
              --------------------------------------------------
                        (Title of Class of Securities)

                                   72753M109
                   -----------------------------------------
                                 (CUSIP Number)

         Christopher D. Dobson, Ringland Way, Newport, Gwent NP6 2TA,
                     United Kingdom, 011-44-1-454-419-008
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               November 15, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                              (Page 1 of 6 Pages)

-----------------------                                  ---------------------
  CUSIP NO. 72753M109              SCHEDULE 13D            PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Christopher D. Dobson

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United Kingdom

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            4,853,334

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,853,334

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      4,853,334

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                              [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                                          2 of 6

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, no par value, ("PMT Common Stock"), of Plasma & Materials Technologies, Inc., a California corporation ("PMT"). The principal executive offices of PMT are located at 9255 Deering Avenue, Chatsworth, California 91311.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) Christopher D. Dobson

     (b) Ringland Way, Newport, Gwent, NP6 2TA, United Kingdom

     (c) Upon the Acquisition referred to in Item 3 below, Mr. Dobson became the Chairman of PMT, 9255 Deering Avenue, Chatsworth, California 91311. Mr. Dobson was one of the founders, the principal shareholder and Chairman of the Board of Electrotech Limited ("ET") and Electrotech Equipments Limited ("ETE" and, together with ET, "Electrotech"), Ringland Way, Newport, Gwent, NP6 2TA, United Kingdom.

     (d) During the last five years, Mr. Dobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Dobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Dobson is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

       Mr. Dobson acquired the PMT Common Stock pursuant to the terms of a Share Purchase Agreement dated as of July 17, 1996, as amended (the "Share Purchase Agreement"), entered into by and among PMT, ET, ETE, Mr. Dobson and the other shareholders of ET and ETE (together with Mr. Dobson, the "Electrotech Shareholders"). Pursuant to the Share Purchase Agreement, PMT acquired 100% of the outstanding capital stock of Electrotech (the "Acquisition"), and, directly or indirectly, each subsidiary of Electrotech for an aggregate consideration of $75,000,000 in cash (reduced by certain amounts to be otherwise paid by PMT pursuant to the Share Purchase Agreement) and the issuance of 5,600,000 shares of PMT Common Stock to the Electrotech Shareholders. Mr. Dobson received 4,853,334 shares of such PMT Common Stock.

                                     3 of 6

ITEM 4.  PURPOSE OF TRANSACTION

     Pursuant to the Share Purchase Agreement, on November 15, 1996 (the "Closing Date"), PMT acquired 100% of the outstanding capital stock of Electrotech from the Electrotech Shareholders, and, directly or indirectly, acquired each subsidiary of Electrotech for an aggregate consideration of $75,000,000 in cash (reduced by certain amounts to be otherwise paid by PMT pursuant to the Share Purchase Agreement) and the issuance of 5,600,000 shares of PMT Common Stock to the Electrotech Shareholders. In connection therewith, Mr. Dobson was issued 4,853,334 shares of PMT Common Stock.

     The Share Purchase Agreement provided for the expansion of PMT's Board of Directors from six to eight members and the election of Mr. Dobson to the Board of Directors and the election of Mr. Dobson as the Chairman of the Board of Directors of PMT. Mr. Dobson will serve as a member of PMT's Board of Directors until a successor has been duly elected and qualified or as otherwise provided by law. Mr. Nigel Wheeler, President of ET and ETE, filled the second vacancy created by the expansion of the Board of Directors and was elected President and Chief Operating Officer of PMT.

     As one of PMT's conditions to the consummation of the Acquisition, the Share Purchase Agreement required PMT to issue and sell at least $50,000,000 in principal amount of convertible subordinated notes to qualified institutional buyers pursuant to Rule 144A of the Securities and Exchange Commission (the "Commission") (or other available applicable exemptions under the Securities
Act of 1933, as amended (the "Securities Act")). On October 7, 1996, PMT issued $86,250,000 principal amount of 7 1/8% Convertible Subordinated Notes Due 2001, convertible, at the option of the holder thereof, at any time after the later to occur of (i) 90 days following the date of original issuance thereof or (ii) the consummation of the Acquisition, and prior to maturity, unless previously redeemed or repurchased, into shares of PMT Common Stock, at a conversion price of $15.635 per share, subject to adjustments in certain events.

     Mr. Dobson and PMT entered into a Registration Agreement dated as of the Closing Date (the "Registration Agreement") with respect to the 4,853,334 shares of PMT Common Stock received by Mr. Dobson in the Acquisition. The Registration Agreement permits Mr. Dobson, on not more than three occasions at any time commencing on the first anniversary of the Closing Date of the Acquisition, to require PMT at its sole expense to prepare, file with the Commission and use its best efforts to cause to be declared effective and maintained effective for up to 120 days, a registration statement under the Securities Act covering the public offer and sale of such shares. The Registration Agreement also provides that commencing on the first anniversary of the Closing Date of the Acquisition, Mr. Dobson shall have customary "piggyback" registration rights in the event PMT proposes to register any of its stock or other securities under the Securities Act in connection with the public offering of such securities solely for cash.

                                     4 of 6

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

     (a) Incorporated by reference from the Proxy Statement of PMT dated September 11, 1996, page 24, under the caption "Security Ownership of Certain Beneficial Owners and Management After the Acquisition."

     (b) Mr. Dobson has the sole power to vote and to dispose of all 4,853,334 shares of PMT Common Stock beneficially owned by him.

     (c) None.

     (d) None.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

     None


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT
 NO.

   2.1 Share Purchase Agreement dated as of July 17, 1996 by and among PMT, ET, ETE, Mr. Dobson and the other Electrotech Shareholders.

   2.2   Amendment No. 1 to Share Purchase Agreement dated as of September 9,
         1996.

   2.3   Amendment No. 2 to Share Purchase Agreement dated as of October 16,
         1996.

   2.4   Amendment No. 3 to Share Purchase Agreement dated as of November 15,
         1996.

   4.1 Registration Agreement dated as of November 15, 1996 by and between Mr. Dobson and PMT.

  19.1 Page 24 of the Proxy Statement of PMT dated September 11, 1996 incorporated herein by reference.

                                     5 of 6

SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November  25, 1996                                /s/ Christopher D. Dobson
------------------                                -----------------------------
      Date                                            Christopher D. Dobson

                                     6 of 6

                                 EXHIBIT INDEX


EXHIBIT                                                                                            PAGE
   NO.                                                                                              NO.
   2.1        Share Purchase Agreement dated as of July 17, 1996 by and among PMT,
              ET, ETE, Mr. Dobson and the other Electrotech Shareholders.

   2.2        Amendment No. 1 to Share Purchase Agreement dated as of September 9, 1996.

   2.3        Amendment No. 2 to Share Purchase Agreement dated as of October 16, 1996.

   2.4        Amendment No. 3 to Share Purchase Agreement dated as of November 15, 1996.

   4.1        Registration Agreement dated as of November 15, 1996 by and between Mr. Dobson and PMT.

  19.1        Page 24 of the Proxy Statement of PMT dated September 11, 1996 incorporated herein by reference.